Exhibit 2

Shaw Communications Inc.

Management’s Responsibility For Financial Statements

And Report On Internal Control Over Financial Reporting

November 28, 2017

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

62	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

Management’s Responsibility For Financial Statements

And Report On Internal Control Over Financial Reporting

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2017.

[Signed]	[Signed]

Brad Shaw Chief Executive Officer	Vito Culmone Executive Vice President and Chief Financial Officer

2017 Annual Report Shaw Communications Inc.	63

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Shaw Communications Inc.:

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the consolidated statements of financial position as at August 31, 2017 and 2016, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2017 and 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2017 and 2016, and its financial performance and its cash flows for the years ended August 31, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communication Inc.‘s internal control over financial reporting as of August 31, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated November 28, 2017 expressed an unqualified opinion on Shaw Communications Inc.’s internal control over financial reporting.

Calgary, Canada
November 28, 2017	Chartered Professional Accountants

64	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Shaw Communications Inc.:

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2017, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2017, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States), the consolidated statements of financial position of Shaw Communications Inc. as at August 31, 2017 and 2016, and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended August 31, 2017 and 2016, and our report dated November 28, 2017 expressed an unqualified opinion thereon.

Calgary, Canada
November 28, 2017	Chartered Professional Accountants

2017 Annual Report Shaw Communications Inc.	65

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[millions of Canadian dollars]	August 31, 2017	August 31, 2016 (restated, note 2)	September 1, 2015 (restated, note 2)

ASSETS
Current
Cash	507	405	398
Accounts receivable [note 4]	286	268	468
Inventories [note 5]	109	65	60
Other current assets [note 6]	155	138	78
Assets held for sale [note 3]	61	–	5

	1,118	876	1,009
Investments and other assets [notes 7 and 28]	937	853	97
Property, plant and equipment [note 8]	4,344	4,607	4,220
Other long-term assets [note 9]	255	275	259
Deferred income tax assets [note 23]	4	6	14
Intangibles [note 10]	7,435	7,450	7,459
Goodwill [note 10]	280	1,315	1,688

	14,373	15,382	14,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	913	944	887
Provisions [note 12]	46	33	52
Income taxes payable	181	215	195
Unearned revenue	211	215	196
Current portion of long-term debt [notes 13 and 28]	2	412	608
Liabilities held for sale [note 3]	39	–	–

	1,392	1,819	1,938
Long-term debt [notes 13 and 28]	4,298	5,200	5,061
Other long-term liabilities [notes 14 and 26]	114	135	186
Provisions [note 12]	67	53	10
Deferred credits [note 15]	490	563	588
Deferred income tax liabilities [note 23]	1,858	1,914	1,914

	8,219	9,684	9,697

Commitments and contingencies [notes 13, 25 and 26]
Shareholders’ equity
Common and preferred shareholders	6,153	5,697	4,812
Non-controlling interests in subsidiaries	1	1	237

	6,154	5,698	5,049

	14,373	15,382	14,746

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

66	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31, (millions of Canadian dollars except per share amounts)	2017 $	2016 $
Revenue [note 24]	4,882	4,518
Operating, general and administrative expenses [note 21]	(2,885)	(2,540)
Restructuring costs [notes 12 and 21]	(54)	(23)
Amortization:
Deferred equipment revenue [note 15]	38	52
Deferred equipment costs [note 9]	(122)	(139)
Property, plant and equipment, intangibles and other [notes 8,9,10 &15]	(860)	(753)

Operating income from continuing operations	999	1,115
Amortization of financing costs – long-term debt [note 13]	(2)	(3)
Interest expense [notes 13 and 24]	(258)	(268)
Business acquisition costs [note 3]	–	(21)
Equity income (loss) of an associate or joint venture [note 7]	73	(61)
Other losses [note 22]	(65)	(97)

Income from continuing operations before income taxes	747	665
Current income tax expense [note 23]	151	243
Deferred income tax recovery [note 23]	39	(65)

Net income from continuing operations	557	487
Income from discontinued operations, net of tax [note 3]	294	753

Net income	851	1,240

Net income from continuing operations attributable to:
Equity shareholders	557	487

Income (loss) from discontinued operations attributable to:
Equity shareholders	294	733
Non-controlling interests in subsidiaries held for sale	–	20

	294	753

Basic earnings per share [note 18]
Continuing operations	1.12	0.99
Discontinued operations	0.60	1.52

	1.72	2.51

Diluted earnings per share [note 18]
Continuing operations	1.11	0.99
Discontinued operations	0.60	1.52

	1.71	2.51

See accompanying notes

2017 Annual Report Shaw Communications Inc.	67

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2017	2016
Years ended August 31 [millions of Canadian dollars]	$	$
Net income	851	1,240
Other comprehensive income (loss) [note 20]
Items that may subsequently be reclassified to income:
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(7)	1
Adjustment for hedged items recognized in the period	(2)	–
Reclassification of loss on available-for-sale investment to income	–	4
Share of other comprehensive income of associates	13	(5)
Discontinued operations:
Exchange differences on translation of a foreign operation	(50)	(7)
Exchange differences on US denominated debt hedging a foreign operation	24	4
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	–

	(104)	(3)

Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	25	(36)
Discontinued operations	–	(8)

	(79)	(47)

Comprehensive income	772	1,193

Comprehensive income attributable to:
Equity shareholders	772	1,173
Non-controlling interests in subsidiaries	–	20

	772	1,193

See accompanying notes

68	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2017
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	–	–	851	–	851	–	851
Other comprehensive loss	–	–	–	(79)	(79)	–	(79)

Comprehensive income	–	–	851	(79)	772	–	772
Dividends	–	–	(397)	–	(397)	–	(397)
Dividend reinvestment plan	198	–	(198)	–	–	–	–
Shares issued under stock option plan	93	(15)	–	–	78	–	78
Share-based compensation	–	3	–	–	3	–	3

Balance as at August 31, 2017	4,090	30	2,164	(131)	6,153	1	6,154

Year ended August 31, 2016
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,286	(19)	4,812	237	5,049
Net income	–	–	1,220	–	1,220	20	1,240
Other comprehensive loss	–	–	–	(47)	(47)	–	(47)

Comprehensive income	–	–	1,220	(47)	1,173	20	1,193
Dividends	–	–	(396)	–	(396)	–	(396)
Dividend reinvestment plan	188	–	(188)	–	–	–	–
Shares issued under stock option plan	43	(6)	–	–	37	–	37
Share-based compensation	–	3	–	–	3	–	3
Business acquisition	68	–	–	–	68	–	68
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(12)	(12)
Derecognition/reclass on sale of discontinued operation [note 3]	–	–	(14)	14	–	(244)	(244)

Balance as at August 31, 2016	3,799	42	1,908	(52)	5,697	1	5,698

See accompanying notes

2017 Annual Report Shaw Communications Inc.	69

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2017	2016
Years ended August 31 [millions of Canadian dollars]	$	$

OPERATING ACTIVITIES
Funds flow from operations [note 29]	1,530	1,388
Net change in non-cash balances related to continuing operations	(110)	53
Operating activities from discontinued operations	82	222

	1,502	1,663

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 24]	(999)	(863)
Additions to equipment costs (net) [note 24]	(73)	(83)
Additions to other intangibles [note 24]	(111)	(108)
Net decrease (increase) to inventories	(48)	19
Business acquisitions, net of cash acquired [note 3]	–	(1,553)
Proceeds on sale of discontinued operations, net of costs and cash sold	1,905	1,798
Purchase of spectrum licences	(430)	–
Additions to investments and other assets	(92)	(71)
Distributions received and proceeds from sale of investments	6	6
Proceeds on disposal of property, plant and equipment [notes 24 and 29]	–	6
Investing activities of discontinued operations	(109)	(378)

	49	(1,227)

FINANCING ACTIVITIES
Increase in long-term debt	1,233	1,717
Debt repayments	(1,810)	(1,951)
Bank credit facility arrangement costs	(4)	(8)
Issue of Class B Non-Voting Shares	77	38
Dividends paid on Class A Shares and Class B Non-Voting Shares	(385)	(380)
Dividends paid on Series A Preferred Shares	(8)	(13)
Financing activities of discontinued operations	(551)	168

	(1,448)	(429)

Effect of currency translation on cash balances	(1)	–

Increase (decrease) in cash	102	7
Cash, beginning of year	405	398

Cash of continuing operations, end of year	507	405

See accompanying notes

70	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, and Satellite video services to businesses and public sector entities (“Business Network Services”); and wireless services for voice and data communications (“Wireless”).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 –3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended August 31, 2017 and 2016, were approved by the Board of Directors and authorized for issue on November 28, 2017.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.

Basis of consolidation

(i)	Subsidiaries

The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.

Non-controlling interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of the acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.

2017 Annual Report Shaw Communications Inc.	71

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s joint operations include a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.

Investments in associates and joint ventures

Associates are entities over which the Company has significant influence. Significant influence is the power to participate in the operating and financial policies of the investee, but is not control or joint control.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s or joint venture’s net income/loss and other comprehensive income/loss after the date of investment, additional contributions made and dividends received.

The Company has classified its approximate 39% participating interest in Corus Entertainment Inc. (“Corus”) as an investment in an associate after considering both companies are subject to common control and the ability of the Company to appoint directors to Corus’ Board of Directors.

The Company has classified its 50% interest in the Shomi Partnership (“shomi”) as an investment in a joint venture after considering the terms and conditions of the partnership.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from Video, Internet, Phone, Direct-to-Home (“DTH”) and Wireless customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan. Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided. Revenue from the direct sale of equipment to wireless subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

Subscriber connection fees received from Video, Internet, and Phone customers are deferred and recognized as revenue on a straight-line basis over three years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span 2-10 years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

72	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenues earned in connection with the services is applied against the up-front discount provided on the handset. The Company also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time. The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values. Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized

2017 Annual Report Shaw Communications Inc.	73

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable, Wireless and telecommunications distribution system	3-20 years
Digital cable terminals and modems	2-5 years
Satellite audio, video and data network equipment and DTH receiving equipment	3-15 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	15-40 years
Data centre infrastructure	3-21 years
Data processing	4-10 years
Other	4-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the statement of financial position.

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the consolidated financial statements and the notes to the consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 for further information regarding the Company’s discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) multi-year service plan discounts, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over the term of the plan, (iii) the non-current portion of wireless handset discounts receivable as described in the revenue and expenses accounting policy, (iv) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (v) long-term receivables, (vi) network capacity leases, (vii) the non-current portion of prepaid maintenance and support contracts and (viii) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.

74	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Intangibles

The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.

Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.

Program rights represent licenced rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window licence start date. For licenced rights, the Company records a liability for program rights and corresponding asset when the licence period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the licence agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent based on expected life at time of acquisition.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 6% (2016 – 6%).

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. The Company had two additional cash generating units, Media, until the sale of the division in April 2016 and data centres, until the sale of Viawest in August 2017. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence

2017 Annual Report Shaw Communications Inc.	75

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions

Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, (iii) connection fee revenue, initial setup fees and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years, and (iv) a deposit on a future fibre sale.

Leases

(i)	Operating leases

Rent expense for real estate leases that have escalating lease payments is recorded on a straight-line basis over the term of the lease. The difference between the expense recorded and the amount paid is recorded as deferred rent and included in deferred credits in the statement of financial position.

(ii)	Finance leases

Leases of property and equipment that transfer substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at

76	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

the present value of the minimum lease payments. Lease payments are apportioned between interest expense and reduction of the lease liability. The property and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Tax credits and government grants

The Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain/(loss) recognized on the translation and settlement of current monetary assets and liabilities was $12 (2016 – $1) and is included in other losses.

The functional currency of the Company’s discontinued foreign operations was US dollars. Assets and liabilities, including goodwill and fair value adjustments arising on acquisition, were translated into Canadian dollars using the foreign exchange rate at the end of the reporting period. Revenue and expenses were translated using average foreign exchange rates, which approximate the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation were included in other comprehensive income/loss and accumulated in equity and reclassified to net income in the period the foreign operations were disposed of.

Financial	instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Available-for-sale equity instruments not quoted in an active market and where fair value cannot be reliably measured are recorded at cost less impairment. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

2017 Annual Report Shaw Communications Inc.	77

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Derivative financial instruments and hedging activities

The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

A net investment hedge of the discontinued foreign operation was accounted for similarly to a cash flow hedge. The Company designated certain US dollar denominated debt as a hedge of its net investment in foreign operations where the US dollar was the functional currency. Unrealized gains and losses arising from translation of the US dollar denominated debt were included in other comprehensive income/loss and accumulated in equity and reclassified to net income in the period the foreign operations were disposed of.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability are not based on observable market data.

The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.

Employee benefits

The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.

78	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective August 31, 2017 and the next actuarial valuations for funding purposes are effective August 31, 2018.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the first, second and third anniversary of the grant date and compensation is recognized on a straight-line basis over the three-year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions, increasing to 33% once an employee reaches 10 years of continuous service, and records such amounts as compensation expense.

Share appreciation rights (“SARs”) issued by a subsidiary to eligible employees were cash settled and measured at fair value using the Black-Scholes option pricing model. The fair value was recognized over the vesting period of the SARs by applying the graded vesting method, adjusting for estimated forfeitures. The obligation for SARs was remeasured at the end of each period up to the date of settlement which required a reassessment of the estimates used at the end of each reporting period.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgements which result from the need to make estimates about the effects of matters that are inherently uncertain.

2017 Annual Report Shaw Communications Inc.	79

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Contractual service revenue

The Company is required to make an estimate of the total amount of contractual service revenue when offering discounts on multi-year service plans. The estimated revenue is a matter of judgement and the total revenue earned over the period may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, customer and economic conditions.

(iii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgement. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgement is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iv)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgements to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(v)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis or market approach. Where a DCF analysis is used, significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licences, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the CGU for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by a DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10. A DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

(vi)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the

80	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(vii)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probability weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(viii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, and Wireless. The Company had two additional CGUs, Media, until the sale of the division in April 2016 and data centres, until the sale of Viawest in August 2017.

(ii)	Broadcast rights and licences and spectrum licences – indefinite-life assessment

A number of the Company’s businesses are dependent upon broadcast licences (or operate pursuant to an exemption order) granted and issued by the CRTC or wireless spectrum licences issued by the Department of Innovation, Science and Economic Development (formerly, Industry Canada). While these licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Adoption of recent accounting pronouncement

The adoption of the following IFRS amendments effective September 1, 2016 had no impact on the Company’s consolidated financial statements.

•

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets) prohibits revenue from being used as a basis to depreciate property, plant and equipment and significantly limits use of revenue-based amortization for intangible assets. The amendments were applied prospectively for the annual period commencing September 1, 2016.

2017 Annual Report Shaw Communications Inc.	81

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position.

•

IFRS 2 Share-based Payment was amended in 2016 to clarify the accounting and measurement for certain types of share-based payment transactions. It is required to be applied for annual periods commencing on or after January 1, 2018, however earlier application is permitted.

•

IAS 7 Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

•

IFRS 9 Financial Instruments: Classification and Measurement replaces IAS 39 Financial Instruments and applies a principal-based approach to the classification and measurement of financial assets and financial liabilities, including an expected credit loss model for calculating impairment, and includes new requirements for hedge accounting. The standard is required to be applied retrospectively for the annual period commencing January 1, 2018. We are assessing the impact of this standard on our consolidated financial statements.

•

IAS 12 Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC-31 Revenue – Barter Transactions Involving Advertising Services. The new standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration expected to be received in exchange for those goods or services. The principles are to be applied in the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The application of IFRS 15 will impact the Company’s reported results, including the classification and timing of revenue recognition and the treatment of costs incurred to obtain contracts with customers. IFRS 15 requires the estimation of total consideration to be received over the contract term at contract inception, and the allocation of that consideration to performance obligations in the contract, typically based on the relative stand-alone selling price of each obligation. IFRS 15 also requires that incremental costs to obtain a contract with a customer (for example, commissions) be capitalized and amortized into operating expenses over time. The Company currently expenses such costs as incurred.

The Company’s financial position will also be impacted by the adoption of IFRS 15, with new contract asset and contract liability categories recognized to reflect differences between the timing of revenue recognition and the actual billing of those goods and services to customers. While similar differences are recognized currently, IFRS 15 introduces additional requirements and disclosures specific to contracts with customers.

Shaw continues to evaluate the impacts of IFRS 15 and preparations are underway for the adoption of the new standard. Initial planning and scoping efforts were conducted during 2017, with ongoing development of the required accounting policies, significant judgements and estimates, processes, information systems and internal controls expected to continue throughout the Company’s 2018 fiscal year. In connection with these development efforts, the Company also expects a significant historical data gathering initiative will be required to identify and account for multi-year contracts with customers at the date of adoption. At this stage in the Company’s IFRS 15 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The new standard is effective for annual periods beginning on or after January 1, 2018, which for the Company will be the annual period commencing September 1, 2018, and must be applied either retrospectively or on a modified retrospective basis for all contracts that are not complete as at that date. The Company continues to evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•

IFRS 16 Leases requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as

82	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded.

As the Company has significant contractual obligations currently being recognized as operating leases, we anticipate that the application of IFRS 16 will result in a material increase to both assets and liabilities and material changes to the timing of the recognition of expenses associated with the lease arrangements although at this stage in the Company’s IFRS 16 implementation process, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

The standard may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has been adopted. The Company will evaluate the adoption approach in conjunction with its assessment of the expected impacts of adoption.

•

IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change in accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts	As at August 31,
	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings(1)	(597)	(597)

(1)	Included in Shareholders’ equity – Common and preferred shareholders

3.	BUSINESS ACQUISITIONS, ASSET DISPOSITIONS AND ASSET HELD FOR SALE

Business acquisitions

Mid-Bowline Group Corp. (and its wholly owned subsidiary, Freedom Mobile Inc.)

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary Freedom Mobile Inc. (collectively, ”Freedom”, previously, WIND Mobile Corp.) for enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares. The acquisition of Freedom is a significant

2017 Annual Report Shaw Communications Inc.	83

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

step in the Company’s drive for growth and positions the Company to be a leading pure-play provider of connectivity that is focused on delivering consumer and business communications supported by best-in-class wireline, WiFi, wireless and data infrastructure.

The operating results of Freedom are included in the Company’s consolidated financial statements from the date of acquisition. Freedom contributed $280 revenue and $11 net income for the period from March 1, 2016 to August 31, 2016. If the acquisition had closed on September 1, 2015, Freedom revenue and net income would have approximated $541 and $15, respectively. In connection with the transaction, the Company incurred $20 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

The fair value of purchase consideration consisted of $1,588 in cash and $68 in shares issued in connection with the acquisition. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	35
Accounts receivable(1)	12
Inventories	24
Other current assets	58
Property, plant and equipment	277
Other long term assets	19
Intangibles(2)	1,560
Goodwill, not deductible for tax(3)(5)	201

2,186
Accounts payable and accrued liabilities	110
Unearned revenue	9
Current debt(4)	3
Long-term debt(4)	2
Provisions	43
Deferred income taxes(5)	363

1,656

(1)	Accounts receivable consist of $23 gross contractual amounts receivable from customers less $11 not expected to be collected.

(2)	Intangibles include wireless spectrum licences, subscriber relationships and software assets.

(3)	Goodwill comprises the value of growth opportunities created through the combination of businesses and networks, a strong management team and an assembled workforce.

(4)	Current and long-term debt is comprised of finance lease obligations in respect of certain equipment.

(5)	Goodwill and Deferred income taxes increased $136 from amounts reported in fiscal 2016 as a result of the change in accounting policy referenced in Note 2.

INetU, Inc.

On December 15, 2015, ViaWest (a discontinued operation for fiscal 2017 reporting) closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. INetU is a solutions provider of public, private and hybrid cloud environments in addition to offering managed security and compliance services. The acquisition of INetU allowed ViaWest to add new services to its cloud and managed offerings, and to expand its geographical footprint with eastern U.S. and European cloud locations.

84	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

INetU contributed $32 revenue and $14 net income to the results of discontinued operations for the period from December 15, 2015 to August 31, 2016. If the acquisition had closed on September 1, 2015, revenue and net income would have been approximately $46 and $18, respectively.

In connection with the transaction, the Company incurred $1 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

The purchase consideration consisted of $223 in cash. A summary of net assets and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	–
Receivables	4
Other current assets	1
Property and equipment	25
Intangibles(1)	68
Goodwill, not deductible for tax(2)	166

264
Current liabilities	7
Deferred income taxes	34

223

(1)	Intangibles include customer relationships and software assets.

(2)

Goodwill comprises the value of growth opportunities created through the combination of businesses, a strong management team and an assembled workforce. Goodwill decreased $8 at August 31, 2016 due to translation using the period end foreign exchange rate.

Other

Effective October 31, 2015, the Company acquired the assets of a small cable system serving approximately 1,300 video subscribers in British Columbia. The cash consideration of $2 has been allocated to property, plant and equipment and broadcast rights.

Asset dispositions

Sale of ViaWest

In the fourth quarter of fiscal 2017, the Company announced it had entered into an agreement to sell 100% of its wholly owned subsidiary Viawest, Inc. (“Viawest”) for proceeds of approximately US$1.675 billion. Accordingly, the operating results and operating cash flows for the previously reported Business Infrastructure Services segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has also been reclassified to present the Business Infrastructure Services division of the Company as a discontinued operation.

The transaction closed on August 1, 2017, but remains subject to customary closing adjustments. The Company recognized a gain on the divestiture within income from discontinued operations as follows:

August 31, 2017
Proceeds on disposal, net of transaction costs of $14	1,905
Reclassification of accumulated exchange differences from other comprehensive income related to the sale of a foreign operation	82
Net assets disposed	(1,625)

362
Income taxes	32

Gain on divestiture, net of tax	330

2017 Annual Report Shaw Communications Inc.	85

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

In connection with the sale, the Company repaid Viawest debt of approximately US$466 and amounts outstanding under the Company’s bank credit facility of US$380.

The assets and liabilities disposed of were as follows:

$
Cash	10
Accounts receivable	19
Other current assets	11
Property, plant and equipment	491
Other long-term assets	17
Intangibles	443
Goodwill	934

1,925

Accounts payable and accrued liabilities	32
Unearned revenue	5
Long-term debt	139
Other long-term liabilities	20
Deferred credits	15
Deferred income tax liabilities	89

300

A reconciliation of the major classes of line items related to Viawest constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is shown below.

Sale of Shaw Media Inc. to Corus

In the second quarter of fiscal 2016, the Company announced it entered into an agreement with Corus, a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares.

Although, through holding of the shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the Media division subsequent to the sale, the Company will no longer have control over the division. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation.

The transaction closed on April 1, 2016. The Company recognized a gain on the divestiture within income from discontinued operations as follows:

$
Proceeds on disposal, net of transaction costs of $22	2,645
Non-controlling interest in disposed net assets	244
Net assets disposed	(2,217)

672
Income taxes	47

Gain on divestiture, net of tax	625

86	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

In connection with the disposal, remeasurements of employee benefit plans related to discontinued operations of $14 were transferred within equity from accumulated other comprehensive income to retained earnings.

The assets and liabilities disposed of were as follows:

$ (restated – note 2)
Cash	13
Accounts receivable	234
Other current assets	34
Property, plant and equipment	106
Intangibles	1,696
Goodwill	713

2,796

Accounts payable and accrued liabilities	173
Provisions	12
Income taxes payable	23
Unearned revenue	4
Other long-term liabilities	46
Deferred income tax liabilities	321

579

A reconciliation of the major classes of line items related to Shaw Media constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is shown below.

Asset held for sale

Sale of Shaw Tracking

In the third quarter of fiscal 2017, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment, for proceeds of approximately US$20, net of working capital adjustments. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale. Accordingly, the assets and liabilities of the Shaw Tracking business were reclassified in the consolidated balance sheet at August 31, 2017 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations. The transaction closed on September 15, 2017, subsequent to year end, but remains subject to closing adjustments.

In connection with the reclassification of assets and liabilities of the Shaw Tracking business as held for sale, the Company reviewed the carrying value of the resulting disposal group and determined it exceeded its fair value less cost to sell. Accordingly, an impairment charge of $32 was recorded in the third quarter.

2017 Annual Report Shaw Communications Inc.	87

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The following table summarizes the carrying value of the major classes of assets and liabilities of the disposal group which were classified as held for sale as at August 31, 2017:

August 31, 2017
Accounts receivable	6
Inventories	6
Other current assets	1
Other long-term assets	24
Goodwill	24

Total assets of the discontinued operations classified as held for sale	61

Accounts payable and accrued liabilities	9
Deferred credits	32
Deferred income tax liabilities	(2)

Total liabilities of the discontinued operations classified as held for sale	39

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is shown below.

A real estate property was classified as held for sale in the statement of financial position at September 1, 2015 and measured at estimated fair value less costs to sell. At September 1, 2015, the property’s fair value was based on the sale which closed in fiscal 2016.

88	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Results of Discontinued Operations

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

August 31, 2017	Viawest	Shaw Tracking	Total
Revenue	336	33	369
Eliminations(1)	(2)	–	(2)

	334	33	367

Operating, general and administrative expenses
Employee salaries and benefits	80	7	87
Purchases of goods and services	124	18	142

	204	25	229
Eliminations(1)	(2)	–	(2)

	202	25	227
Restructuring costs	–	3	3
Amortization(2)	103	(2)	101
Interest on long-term debt	32	–	32
Accretion of long-term liabilities and provisions	12	–	12
Impairment of goodwill/disposal group	–	32	32

Income (loss) from discontinued operations before tax and gain on divestiture	(15)	(25)	(40)
Income taxes	(6)	2	(4)

Income from discontinued operations before gain on divestiture	(9)	(27)	(36)
Gain on divestiture, net of tax	330	–	330

Income from discontinued operations, net of tax	321	(27)	294

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

(2)

As of the date Viawest met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the year amounted to $16.

2017 Annual Report Shaw Communications Inc.	89

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

August 31, 2016	Viawest	Shaw Tracking	Shaw Media Inc.	Total
Revenue	334	33	610	977
Eliminations(1)	(2)	–	(46)	(48)

	332	33	564	929

Operating, general and administrative expenses
Employee salaries and benefits	84	7	109	200
Purchases of goods and services(2)	123	17	272	412

	207	24	381	612
Eliminations(1)	(2)	–	(46)	(48)

	205	24	335	564
Amortization(2)	121	(3)	11	129
Interest on long-term debt	33	–	–	33
Accretion of long-term liabilities and provisions	2	–	2	4
Impairment of goodwill/disposal group	–	17	–	17
Other losses	5	–	–	5

Income (loss) from discontinued operations before tax and gain on divestiture	(34)	(5)	216	177
Income taxes	(11)	3	57	49

Income from discontinued operations before gain on divestiture	(23)	(8)	159	128
Gain on divestiture, net of tax	–	–	625	625

Income from discontinued operations, net of tax	(23)	(8)	784	753

(1)

Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.

(2)

As of the date the Media division met the criteria to be classified as held for sale in the prior year, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the year amounted to $35 for program rights and $6 for property, plant and equipment, intangibles and other.

4.	ACCOUNTS RECEIVABLE

	2017 $	2016 $
Subscriber and trade receivables	278	300
Due from related parties [note 27]	1	2
Miscellaneous receivables	55	8

	334	310
Less allowance for doubtful accounts	(48)	(42)

	286	268

90	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Included in operating, general and administrative expenses is a provision for doubtful accounts of $40 (2016 – $28).

5.	INVENTORIES

	2017 $	2016 $
Subscriber equipment	109	59
Other	–	6

	109	65

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment as well as wireless handsets.

6.	OTHER CURRENT ASSETS

	2017	2016
	$	$
Prepaid expenses	99	91
Wireless handset discount	56	47

	155	138

7.	INVESTMENTS AND OTHER ASSETS

	2017	2016
	$	$
Publicly traded companies	896	817
Investments in private entities	41	36

	937	853

The Company has a portfolio of minor investments in various private entities.

Corus

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. The company’s portfolio of multimedia offerings encompasses 45 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares (the “Corus B Consideration Shares”). Although the Class B Corus shares do not have voting rights, the Company is considered to have significant influence due to Board representation. The Company agreed to retain approximately one third of its Corus B Consideration Shares for 12 months post-closing, until March 31, 2017, a second one third for 18 months post-closing, until September 30, 2017, and the final one third for 24 months post-closing, until March 31, 2018. As at August 31, 2017, the Company still holds all of the Corus B Consideration Shares that were received.

The Company also agreed to have its Corus B Consideration Shares participate in Corus’ dividend reinvestment plan while subject to these retention periods until September 1, 2017. For the year ended August 31, 2017, the Company received dividends of $88 (2016 – $34) from Corus, of which $81 (6016 – $34) were reinvested in additional Corus Class B shares. At August 31, 2017, the Company owned 80,630,383 (2016 – 74,135,891) Corus Class B shares having a fair value of $1,109 (2016 – $911) and representing 39% (2016 – 38%) of the total issued equity of Corus. The Company’s weighted average

2017 Annual Report Shaw Communications Inc.	91

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

ownership of Corus for the year ended August 31, 2017 was 38% (April 1 to August 31, 2016 – 37%). As of September 1, 2017, the Company’s Corus B Consideration Shares no longer participate in Corus’ dividend reinvestment plan.

Summary financial information for Corus is as follows:

	August 31, 2017	August 31, 2016
Current assets	525	470
Non-current assets	5,543	5,623
Current liabilities	(604)	(532)
Non-current liabilities	(2,864)	(3,085)

Net assets	2,600	2,476
Less: non-controlling interests	(159)	(158)

	2,441	2,318

Carrying amount of the investment	897	817

Summarized statement of earnings of Corus:
	Year ended August 31,
	2017	2016
Revenue	1,679	1,171
Net income (loss) attributable to:
Shareholders	192	126
Non-controlling interest	32	18

	224	144
Other comprehensive income, attributable to shareholders	33	(15)

Comprehensive income	257	129

Equity income from associates(1)	73	(10)
Other comprehensive income from equity accounted associates(1)	13	(5)

	86	(15)

(1)

The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the year ended August 31, 2017 and for the five months from April 1, 2016 to August 31, 2016 .

Shomi Partnership

The Company has a 50% joint control interest in Shomi Partnership (“shomi”), which was a subscription video-on-demand service that launched in November 2014. In September 2016, shomi and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company’s interest in shomi was accounted for using the equity method until May 31, 2016, at which point the investment was written down to zero. For the year ended August 31, 2017, an investment loss of $82 (2016 – $54) has been recorded. Summarized financial information is as follows:

	August 31, 2017	August 31, 2016
Current assets	10	25
Non-current assets	–	105
Current liabilities	–	(48)
Non-current liabilities	–	(5)

Partnership net assets	10	77

Carrying amount of the investment(1)	–	–

92	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

	Year ended August 31,
	2017	2016
Revenue	(19)	46
Expenses	252	182

Partnership net loss	271	136

Equity loss in the partnership(1)	–	52

(1)

The Company’s carrying amount the investment and equity loss does not equal 50% of the partnership’s net assets and net loss due to elimination of unrealized profit on downstream transactions between the Company and shomi and the write-down of the carrying amount of the investment during the year.

8.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2017			August 31, 2016
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	5,955	2,843	3,112	5,480	2,673	2,807
Digital cable terminals and modems	826	468	358	803	456	347
Satellite audio, video and data network and DTH receiving equipment	124	64	60	125	63	62
Transmitters, broadcasting, communications and production equipment	–	–	–	–	–	–
Land and buildings	645	217	428	579	186	393
Data centre infrastructure, data processing and other	685	400	285	966	344	622
Assets under construction	101	–	101	376	–	376

	8,336	3,992	4,344	8,329	3,722	4,607

Changes in the net carrying amounts of property, plant and equipment for 2017 and 2016 are summarized as follows:

	August 31, 2016								August 31, 2017
	Net book value $	Additions $	Transfers $	Acquisition $	Amortization $	Disposals and writedown $	Divestment $	Foreign exchange translation $	Net book value $
Cable and telecommunications distribution system	2,807	519	272	–	(485)	(1)	–	–	3,112
Digital cable terminals and modems	347	224	–	–	(213)	–	–	–	358
Satellite audio, video and data network and DTH receiving equipment	62	15	–	–	(17)	–	–	–	60
Land and buildings	393	61	195	–	(37)	–	(176)	(8)	428
Data centre infrastructure, data processing and other	622	79	10	–	(117)	(1)	(294)	(14)	285
Assets under construction	376	224	(477)	–	–	–	(21)	(1)	101

	4,607	1,122	–	–	(869)	(2)	(491)	(23)	4,344

2017 Annual Report Shaw Communications Inc.	93

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

	August 31, 2015								August 31, 2016
	Net book value $	Additions $	Transfers $	Acquisition $	Amortization $	Disposals and writedown $	Divestment $	Foreign exchange translation $	Net book value $
Cable and telecommunications distribution system	2,478	491	49	208	(417)	(2)	–	–	2,807
Digital cable terminals and modems	361	188	–	–	(202)	–	–	–	347
Satellite audio, video and data network and DTH receiving equipment	78	4	–	–	(20)	–	–	–	62
Transmitters, broadcasting, communications and production equipment	47	2	–	–	(7)	–	(42)	–	–
Land and buildings	418	14	35	4	(25)	(6)	(47)	–	393
Data centre infrastructure, data processing and other	590	78	64	44	(134)	(1)	(17)	(2)	622
Assets under construction	248	230	(148)	47		–	–	(1)	376

	4,220	1,007	–	303	(805)	(9)	(106)	(3)	4,607

In 2017, the Company recognized a loss of $2 (2016 – loss of $4) on the disposal of property, plant and equipment.

9.	OTHER LONG-TERM ASSETS

	2017	2016
	$	$
Equipment costs subject to a deferred revenue arrangement	192	225
Customer equipment financing receivables	2	6
Credit facility arrangement fees	5	4
Other	56	40

	255	275

Amortization provided in the accounts for 2017 amounted to $134 (2016 – $157), including $12 (2016 – $13) recorded in discontinued operations, and was recorded as amortization of deferred equipment costs and other amortization.

94	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

10.	INTANGIBLES AND GOODWILL

	2017	2016
	$	$
Broadcast rights and licences
Cable systems	4,016	4,016
DTH and satellite services	1,013	1,013
Television broadcasting	–	–

	5,029	5,029
Goodwill
Non-regulated satellite services	–	56
Cable and telecommunications systems	79	79
Data centre services	–	979
Wireless	201	201

	280	1,315
Wireless spectrum licences	1,947	1,517
Other intangibles
Software	380	329
Customer relationships	79	522
Trademark and brands	–	53

	2,406	2,421

Net book value	7,715	8,765

Broadcast rights and licences, trademark, brands and wireless spectrum licences have been assessed as having indefinite useful lives. While licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licences $	Trademark and brands $	Goodwill (restated -note 2) $	Wireless spectrum licences $
September 1, 2015	6,341	91	1,688	–
Business acquisition	1	–	367	1,517
Disposition	(1,313)	(38)	(713)	–
Write-down [note 3]	–	–	(17)	–
Foreign currency translation	–	–	(10)	–

August 31, 2016	5,029	53	1,315	1,517
Additions	–	–	–	430
Disposition [note 3]	–	(51)	(958)	–
Write-down [note 3]	–	–	(32)	–
Foreign currency translation	–	(2)	(45)	–

August 31, 2017	5,029	–	280	1,947

2017 Annual Report Shaw Communications Inc.	95

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Intangibles subject to amortization are as follows:

	August 31, 2017			August 31, 2016
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Software	524	147	377	246	128	118
Software under construction	3	–	3	211	–	211
Customer relationships	114	35	79	602	80	522

	641	182	459	1,059	208	851

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Program rights and advances $	Software $	Software under construction $	Customer relationships $	Total $
September 1, 2015	295	91	184	472	1,042
Additions	226	69	40	–	335
Transfers	–	2	(2)	–	–
Business acquisition [note 3]	–	17	–	94	111
Disposition [note 3]	(339)	(13)	–	–	(352)
Amortization	(182)	(48)	–	(39)	(269)
Write-down	–	–	(11)	–	(11)
Foreign currency translation	–	–	–	(5)	(5)

August 31, 2016	–	118	211	522	851
Additions	1	99	26	–	126
Transfers	–	234	(234)	–	–
Disposition [note 3]	–	(7)	–	(386)	(393)
Amortization	(1)	(67)	–	(39)	(107)
Foreign currency translation	–	–	–	(18)	(18)

August 31, 2017	–	377	3	79	459

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at March 1, 2017 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at March 1, 2017 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at March 1, 2017 would result in an impairment loss of approximately $59. The wireless cash generating unit was created with the acquisition of Freedom on March 1, 2016. A hypothetical decline of 10% in the recoverable amount of the wireless generating unit as at March 1, 2017 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at March 1, 2017 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2017.

96	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2017, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple
Cable	8.0%	2.5%	7.5X
Satellite	8.5%	0.0%	5.5X
Wireless	9.5%	2.5%	8.0X

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple
Cable	10.0%	6.0%	3.0%
Satellite	7.0%	n/a	3.0%
Wireless	9.0%	5.0%	3.0%

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2017	2016
	$	$
Trade	73	107
Program rights	12	9
Accrued liabilities	436	442
Accrued network fees	134	131
Interest and dividends	224	228
Related parties [note 27]	34	27

	913	944

2017 Annual Report Shaw Communications Inc.	97

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

12.	PROVISIONS

	Asset retirement obligations $	Restructuring(1) $	Other(2) $	Total $
September 1, 2015	10	17	35	62
Business Acquisition	43	–	–	43
Divesture	(10)	–	(2)	(12)
Additions	3	25	23	51
Reversal	–	(3)	(2)	(5)
Payments	–	(35)	(18)	(53)

August 31, 2016	46	4	36	86
Additions	13	57	94	164
Accretion	1	–	–	1
Reversal	–	–	(2)	(2)
Payments	–	(54)	(82)	(136)

August 31, 2017	60	7	46	113

Current	–	4	29	33
Long-term	46	–	7	53

August 31, 2016	46	4	36	86

Current	–	7	39	46
Long-term	60	–	7	67

August 31, 2017	60	7	46	113

(1)

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom and divestiture of Shaw Media. Approximately 200 employees were affected by the 2016 restructuring. During 2017, the Company restructured certain operations within the Consumer segment and announced a realignment to integrate certain Consumer and Business Network Services operations along with Freedom Mobile. Approximately 360 employees were affected by the restructurings in 2017. Restructuring amounts are primarily in respect of severance and employee related costs. The majority of the remaining costs at August 31, 2017 are expected to be paid within the next six months.

(2)

In September 2016, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company recorded a provision of $82 relating to the wind down of the investment. The balance of this provision was $nil as at August 31, 2017.

98	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

13.	LONG-TERM DEBT

		2017			2016
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs(1) $	Long-term debt repayable at maturity $
Corporate
Bank loans	Variable	–	–	–	498	–	498
Cdn fixed rate senior notes-
5.70% due March 2, 2017	5.72	–	–	–	400	–	400
5.65% due October 1, 2019	5.69	1,247	3	1,250	1,246	4	1,250
5.50% due December 7, 2020	5.55	498	2	500	498	2	500
3.15% due February 19, 2021	3.17	298	2	300	298	2	300
4.35% due January 31, 2024	4.35	498	2	500	497	3	500
3.80% due March 1, 2027	3.84	298	2	300	–	–	–
6.75% due November 9, 2039	6.89	1,419	31	1,450	1,418	32	1,450

		4,258	42	4,300	4,855	43	4,898
Other
ViaWest – credit facility	Variable	–	–	–	682	13	695
ViaWest – other	Various	–	–	–	31	–	31
Freedom Mobile – other	Various	2	–	2	4	–	4
Burrard Landing Lot 2 Holdings Partnership	4.68	40	–	40	40	–	40

Total consolidated debt		4,300	42	4,342	5,612	56	5,668
Less current portion		2	–	2	412	–	412

		4,298	42	4,340	5,200	56	5,256

(1)	Long-term debt is presented net of unamortized discounts and finance costs.

Corporate

Bank loans

During 2012, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term or swingline facility of $50. During 2016, the Company elected to increase its borrowing capacity by $500 under the terms of the amended facility. During 2017, the Company amended the terms of the facility to extend the maturity date from December 2019 to December 2021. Funds are available to the Company in both Canadian and US dollars. At August 31, 2017, $2 (2016 – $4) has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2017 was 2.48% (2016 –2.04%). The effective interest rate on the revolving term facility for 2017 was 3.18% (2016 – 3.11%).

In connection with the acquisition of Freedom, the Company entered into a $1.0 billion non-revolving credit facility with a syndicate of lenders (the “Freedom Facility”) during 2016. The full amount of the Freedom Facility was drawn to fund the acquisition of Freedom, along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid during the year using the cash proceeds received from the Shaw Media disposition. The effective interest rate on borrowings under the Freedom Facility during 2016 was 2.56%.

2017 Annual Report Shaw Communications Inc.	99

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On February 28, 2017, the Company issued $300 senior notes at a rate of 3.80% due March 1, 2027.

On March 2, 2017, the Company repaid $400 5.70% senior notes at their maturity.

Other

ViaWest

During 2015, ViaWest entered into a credit facility consisting of a term loan in the amount of US $395 and a revolving credit facility of US $85. Commencing August 2015, the term loan had quarterly principal repayments of US $1 with the balance due on maturity in March 2022 while the revolving credit facility matured in March 2020. During 2016, ViaWest entered into an incremental US $80 term loan and increased the borrowing capacity available on the revolving facility by US $35. The incremental term loan had quarterly principal repayments commencing May 2016 with the balance due on maturity in March 2022. Interest rates fluctuated with LIBOR, US prime and US Federal Funds rates and the facilities were secured by a first priority security interest in specific assets pursuant to the terms of the Security Agreement.

ViaWest finance lease obligations and amounts owing to landlords in connection with financing of leasehold improvements had various expiry and maturity dates through to 2023. Collateral was provided as security for the related transactions and agreements as required.

Both the ViaWest credit facility and other obligations were divested in connection with the sale of ViaWest in August 2017.

Freedom Mobile

Finance lease obligations and amounts owing in connection with financing of certain computer equipment and services mature at various dates through to 2018.

Burrard Landing Lot 2 Holdings Partnership (the “Partnership”)

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year 6.31% secured mortgage bonds in respect of the commercial component of the Shaw Tower. In February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on November 1, 2024 and bears interest at 4.683% compounded semi-annually with interest only payable for the first five years. The mortgage loan is collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2017.

100	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2018	2
2019	–
2020	1,250
2021	801
2022	1
Thereafter	2,288

4,342

Interest expense

	2017 $	2016 $
Interest expense – long-term debt	262	276
Amortization of senior notes discounts	1	2
Interest income – short-term (net)	(3)	(2)
Capitalized interest	(2)	(8)

	258	268

14.	OTHER LONG-TERM LIABILITIES

	2017 $	2016 $
Pension liabilities [note 26]	99	125
Post retirement liabilities [note 26]	5	4
Share-based awards	–	2
Other	10	4

	114	135

15.	DEFERRED CREDITS

	2017 $	2016 $
IRU prepayments	423	436
Equipment revenue	44	90
Connection fee and installation revenue	20	31
Deposit on future fibre sale	2	2
Other	1	4

	490	563

2017 Annual Report Shaw Communications Inc.	101

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Amortization of deferred credits for 2017 amounted to $79 (2016 – $92) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2017 amounted to $13 (2016 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2017 amounted to $52 (2016 – $67), of which $14 (2016 – $15) is included in the results for discontinued operations. Amortization of connection fee and installation revenue for 2017 amounted to $14 (2016 – $12) and was recorded as revenue.

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Issued and outstanding

2017	2016		2017	2016
Number of securities			$	$
22,420,064	22,420,064	Class A Shares	2	2
474,350,861	463,827,512	Class B Non-Voting Shares	3,795	3,504
10,012,393	10,012,393	Series A Preferred Shares	245	245
1,987,607	1,987,607	Series B Preferred Shares	48	48

508,770,925	498,247,576		4,090	3,799

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Non-Voting Share capital in 2017 and 2016 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2015	22,420,064	2	451,471,562	3,205
Stock option exercises	–	–	1,827,108	43
Business acquisition	–	–	2,866,384	68
Dividend reinvestment plan	–	–	7,662,458	188

August 31, 2016	22,420,064	2	463,827,512	3,504
Stock option exercises	–	–	3,256,981	93
Dividend reinvestment plan	–	–	7,266,368	198

August 31, 2017	22,420,064	2	474,350,861	3,795

102	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Series A and B Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) and Series B (“Series B Preferred Shares”) represent series of class 2 preferred shares and are classified as equity since redemption, at $25.00 per Series A Preferred Share and Series B Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a licence to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

17.	SHARE-BASED COMPENSATION AND AWARDS

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2017 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2017, 35,716,620 Class B Non-Voting Shares have been issued under the plan.

The changes in options are as follows:

	2017		2016
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	11,353,136	23.70	12,538,664	23.70
Granted	2,923,000	26.89	2,758,000	23.93
Forfeited	(861,150)	25.82	(2,116,420)	26.17
Exercised(1)	(3,256,981)	23.72	(1,827,108)	21.15

Outstanding, end of year	10,158,005	24.45	11,353,136	23.70

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $27.90.

The following table summarizes information about the options outstanding at August 31, 2017:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$18.79 – $20.80	2,023,740	2.18	19.56	2,023,740	19.56
$20.81 – $24.21	2,525,275	6.77	23.22	1,092,075	22.57
$24.22 – $26.22	1,409,005	4.39	25.13	1,044,705	25.15
$26.23 – $27.19	1,913,530	8.79	26.33	160,280	26.99
$27.20 – $30.87	2,286,455	8.15	28.13	607,555	28.14

2017 Annual Report Shaw Communications Inc.	103

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2017 was $1.83 (2016 – $1.47) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2017	2016
Dividend yield	4.41%	4.93%
Risk-free interest rate	0.94%	0.75%
Expected life of options	6 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	16.8%	17.8%

Expected volatility has been estimated based on the historical share price volatility of the Company’s Class B Non-Voting Shares.

Restricted stock unit plan

The Company has a RSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in RSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of RSUs. An RSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout upon vesting. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

During fiscal 2017, $2 was recognized as compensation expense (2016 – $nil). The carrying value and intrinsic value of RSUs at August 31, 2017 was $2 and $2, respectively (August 31, 2016 – $nil and $nil, respectively).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During fiscal 2017, $4 was recognized as compensation expense (2016 – $3). The carrying value and intrinsic value of DSUs at August 31, 2017 was $22 and $19, respectively (August 31, 2016 – $18 and $15, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions, increasing to 33% once an employee reaches 10 years of continuous service.

During fiscal 2017, $7 was recorded as compensation expense (2016 – $6).

Share appreciation rights

A subsidiary of the Company, that was included in the disposition of ViaWest in the current year, granted share appreciation rights (“SAR”) to eligible employees of ViaWest. A SAR entitled the holder to the appreciation in value of one share of ViaWest over the exercise price over a period of time. SARs granted to ViaWest employees post-acquisition vested 25% per year over four years, had a 10 year contractual term and were cash settled. During 2017, $1 was recognized as compensation expense (2016 – $7) and recorded in the results of discontinued operations. The carrying value of SARs liabilities, including the SARs granted as partial consideration for the acquisition of ViaWest, at August 31, 2017 was nil (2016 – $21) as ViaWest was divested on August 1, 2017.

104	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

18.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2017	2016
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	557	487
Deduct: dividends on Preferred Shares	(8)	(13)

Net income attributable to common shareholders from continuing operations	549	474
Net income from discontinued operations	294	753
Deduct: net income from discontinued operations attributable to non-controlling interests	–	(20)

Net income from discontinued operations attributable to common shareholders	294	733

Net income attributable to common shareholders	843	1,207

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	491	480
Effect of dilutive securities(1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	492	481

Basic earnings per share ($)
Continuing operations	1.12	0.99
Discontinued operations	0.60	1.52

Attributable to common shareholders	1.72	2.51

Diluted earnings per share ($)
Continuing operations	1.11	0.99
Discontinued operations	0.60	1.52

Attributable to common shareholders	1.71	2.51

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2017, 2,138,047 options were excluded from the diluted earnings per share calculation (2016 – 4,876,615).

19.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Preferred share dividends

Holders of the Series A Preferred Shares were entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Commencing June 30, 2016, the dividend rate was reset to 2.791% for the five year period ending June 30, 2021. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%.

2017 Annual Report Shaw Communications Inc.	105

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Holders of Series A Preferred Shares had the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and have the same conversion right on June 30 every five years thereafter, with the next conversion date being June 30, 2021.

On June 30, 2016, 1,987,607 Series A Preferred Shares were converted into an equal number of Series B Preferred Shares. Holders of Series B Preferred Shares have the right, at their option, to convert their shares into Series A Preferred Shares, subject to certain conditions, on June 30, 2021 and on June 30 of every fifth year thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%. The floating quarterly dividend rate for the Series B Preferred Shares were set as follows:

Period	Annual Dividend Rate
June 30, 2016 to September 29, 2016	2.539%
September 30, 2016 to December 30, 2016	2.512%
December 31, 2016 to March 30, 2017	2.509%
March 31, 2017 to June 29, 2017	2.480%
June 30, 2017 to September 29, 2017	2.529%
September 30, 2017 to December 30, 2017	2.742%

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada and, effective December 16, 2016, the United States, to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2017 and 2016 are as follows:

2017		2016
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
1.1825	1.1850	1.1825	1.1850

The dividends per share recognized as distributions to preferred shareholders for dividends declared during the year ended August 31, 2017 and 2016 are as follows:

2017		2016
Series A Preferred Share	Series B Preferred Share	Series A Preferred Share	Series B Preferred Share
0.6978	0.6269	1.0538	0.1067

On June 28, 2017, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.15806 per Series B Preferred Share which were paid on September 29, 2017. The total amount paid was $2 of which $1 was not recognized as at August 31, 2017.

On October 26, 2017, the Company declared dividends of $0.098542 per Class A Voting Share and $0.09875 per Class B Non-Voting Share payable on each of December 28, 2017, January 30, 2018 and February 27, 2018 to shareholders of record at the close of business on December 15, 2017, January 15, 2018 and February 15, 2018, respectively.

On October 26, 2017, the Company declared dividends of $0.17444 per Series A Preferred Share and $0.17138 per Series B Preferred Share payable on January 2, 2018 to holders of record at the close of business on December 15, 2017.

106	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

20.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED
OTHER	COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(9)	2	(7)
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	13	–	13
Discontinued operations:
Exchange differences on translation of a foreign operation	(50)	–	(50)
Exchange differences on translation of US denominated debt hedging a foreign operation	24	–	24
Reclassification of accumulated exchange differences to income related to the sale of a foreign operation	(82)	–	(82)

	(107)	3	(104)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	34	(9)	25

	(73)	(6)	(79)

Components of other comprehensive loss and the related income tax effects for 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Reclassification of loss on available-for-sale investment to income	4	–	4
Share of other comprehensive income of associates	(5)	–	(5)
Discontinued operations:
Exchange differences on translation of a foreign operation	(7)	–	(7)
Exchange differences on translation of US denominated debt hedging a foreign operation	4	–	4

	(2)	(1)	(3)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(49)	13	(36)
Discontinued operations	(11)	3	(8)

	(62)	15	(47)

2017 Annual Report Shaw Communications Inc.	107

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	2017 $	2016 $
Items that may subsequently be reclassified to income
Continuing operations:
Change in unrealized fair value of derivatives designated as cash flow hedges	(8)	1
Share of other comprehensive income of associates	8	(5)
Discontinued operations:
Foreign currency translation adjustments	–	108

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(131)	(156)

	(131)	(52)

21.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES
AND RESTRUCTURING	COSTS

	2017 $	2016 $
Employee salaries and benefits	859	776
Purchases of goods and services	2,080	1,787

	2,939	2,563

22.	OTHER LOSSES

	2017 $	2016 $
Realized and unrealized foreign exchange gains/(losses)	12	(1)
Investment write-downs	(82)	(74)
Asset write-downs	–	(16)
Other	5	(6)

	(65)	(97)

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $82 in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the prior year, the category also includes a write-down of $54 in respect of the Company’s investment in shomi and a write-down of $20 in respect of a private portfolio investment.

108	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

23.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2017 $	2016 $
Deferred tax assets	4	6
Deferred tax liabilities	(1,858)	(1,914)

Net deferred tax liability	(1,854)	(1,908)

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licences, customer relationships, trademark and brands $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Total $
Balance at September 1, 2015	(211)	(1,789)	(53)	98	55	(1,900)
Recognized in statement of income	(17)	(8)	109	(8)	–	76
Recognized in discontinued operations	(2)	–	–	–	(14)	(16)
Recognized on business acquisitions	(33)	(398)	–	29	5	(397)
Recognized on Media divestiture	(20)	352	–	1	(12)	321
Recognized in other comprehensive income:
Foreign currency translation adjustments	–	2	–	–		2
Actuarial gains/losses	–	–	–	–	6	6

Balance at August 31, 2016	(283)	(1,841)	56	120	40	(1,908)
Recognized in statement of income	13	(25)	(17)	(1)	(9)	(39)
Recognized in discontinued operations	–	8	–	2	(6)	4
Recognized on Viawest divestiture	5	168	–	(76)	(8)	89
Recognized in other comprehensive income:
Foreign currency translation adjustments	–	10	–	(4)	–	6
Actuarial gains/losses	–	–	–	–	(6)	(6)

Balance at August 31, 2017	(265)	(1,680)	39	41	11	(1,854)

The Company has capital loss carryforwards of approximately $62 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has non-capital loss carryforwards of approximately $581 for which no deferred income tax asset has been recognized in the accounts. The balance expires in varying annual amounts from 2034 to 2037.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

2017 Annual Report Shaw Communications Inc.	109

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2017 $	2016 $
Current statutory income tax rate	26.7%	26.7%

Income tax expense at current statutory rates	199	178
Net increase (decrease) in taxes resulting from:
Non-taxable portion of capital gains	–	–
Effect of tax rate changes	(5)	–
Tax benefit of equity (income) loss not recognized	(20)	3
Other	16	(3)

Income tax expense	190	178

The statutory income tax rate for the Company remained consistent at 26.7% in 2017 and 2016.

The components of income tax expense are as follows:

	2017 $	2016 $
Current income tax expense	151	243
Deferred tax recovery related to temporary differences	44	(65)
Deferred tax expense from tax rate changes	(5)	–

Income tax expense	190	178

110	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

24.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Consumer, Business Network Services, and Wireless. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as restructuring costs and amortization. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, and Satellite Video to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services to North American businesses and public-sector entities. The Wireless segment was formed by the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, and provides wireless voice and data communications services for customers in Ontario, British Columbia and Alberta. The previously reported Business Infrastructure Services segment was comprised primarily of the Viawest operations and, following the sale of Viawest, the majority of this segment is now reported in discontinued operations. The remaining operations and their results are now included within the Business Network Services segment. All of the Company’s reportable segments are substantially located in Canada.

	2017 $	2016 $
Revenue
Consumer	3,747	3,752
Business Network Services	554	515
Wireless	605	280

	4,906	4,547
Intersegment eliminations	(24)	(29)

	4,882	4,518

Operating income before restructuring costs and amortization
Consumer	1,583	1,667
Business Network Services	281	252
Wireless	133	59

	1,997	1,978
Restructuring costs(1)	(54)	(23)
Amortization(1)	(944)	(840)

Operating income	999	1,115

Interest(1)
Operating	256	267
Other/non-operating	2	1

	258	268

Current taxes(1)
Operating	183	263
Other/non-operating	(32)	(20)

	151	243

2017 Annual Report Shaw Communications Inc.	111

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Capital expenditures

	2017 $	2016 $
Capital expenditures accrual basis
Consumer and Business Network Services	890	839
Wireless	255	121

	1,145	960

Equipment costs (net of revenue)
Consumer and Business Network Services	80	89

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	970	928
Wireless	255	121

	1,225	1,049

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	999	863
Additions to equipment costs (net)	73	83
Additions to other intangibles	111	108

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,183	1,054
Increase (decrease) in working capital and other liabilities related to capital expenditures	35	(5)
Decrease in customer equipment financing receivables	7	6
Less: Proceeds on disposal of property, plant and equipment	–	(6)

Total capital expenditures and equipment costs (net) reported by segments	1,225	1,049

(1)	The Company does not report restructuring costs, amortization, interest or cash taxes on a segmented basis.

25.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)

The Company owns and leases Ku-band and C-band transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the Ku-band transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and licence fees for each transponder from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term operating commitments as follows:

$
2018	359
2019 – 2022	679
Thereafter	272

1,310

Comprised of:	$
Program related agreements	118
Lease of transmission facilities, circuits and premises	571
Lease and maintenance of transponders	474
Other (primarily maintenance and support contracts)	147

1,310

112	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Included in operating, general and administrative expenses are transponder maintenance expenses of $78 (2016 – $80) and rental expenses of $183 (2016 – $163), of which $26 (2016 – $30) has been recorded in the results of discontinued operations.

(iii)	At August 31, 2017, the Company had capital expenditure commitments in the normal course of business of $177 in respect of fiscal 2018.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payments to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2017, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2017, the guarantee instruments amounted to $5. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2018 and fiscal 2019.

26.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for its non-union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the

2017 Annual Report Shaw Communications Inc.	113

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $35 (2016 – $35) of which $23 (2016 – $23) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company has two non-registered retirement plans for designated executives and senior executives and had several registered pension plans for certain employees in the media business until the sale of the business in April 2016. The following is a summary of the accrued benefit liabilities recognized in the statement of financial position.

	2017 $	2016 $
Non-registered plans
Accrued benefit obligation	532	563
Fair value of plan assets	433	438

Accrued benefit liabilities and deficit	99	125

The plans expose the Company to a number of risks, of which the most significant are as follows:

(i)

Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficit. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To minimize some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

(ii)

Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.

Non-registered pension plans

The Company provides a supplemental executive retirement plan (“SERP”) for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.

The Company provides an executive retirement plan (“ERP”) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.

114	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2017 Total $	SERP $	ERP $	2016 Total $
Accrued benefit obligation, beginning of year	553	10	563	502	7	509
Current service cost	7	4	11	6	3	9
Interest cost	19	–	19	21	–	21
Payment of benefits to employees	(20)	–	(20)	(19)	(2)	(21)
Remeasurements:
Effect of changes in demographic assumptions	(2)	–	(2)	(5)	–	(5)
Effect of changes in financial assumptions	(41)	–	(41)	46	1	47
Effect of experience adjustments	2	–	2	2	1	3

Accrued benefit obligation, end of year	518	14	532	553	10	563

Fair value of plan assets, beginning of year	432	6	438	387	4	391
Employer contributions	–	7	7	50	4	54
Interest income	16	–	16	17	–	17
Payment of benefits	(20)	–	(20)	(19)	(2)	(21)
Return on plan assets, excluding interest income	(8)	–	(8)	(3)	–	(3)

Fair value of plan assets, end of year	420	13	433	432	6	438

Accrued benefit liability and plan deficit, end of year	98	1	99	121	4	125

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2017 is 15.9 years and 23.8 years, respectively.

The underlying plan assets of the SERP and ERP at August 31, 2017 are invested in the following:

	SERP $	ERP $
Cash and cash equivalents	213	11
Fixed income securities	103	1
Equity securities – Canadian	29	–
Equity securities – Foreign	75	1

	420	13

All fixed income and equity securities have a quoted price in an active market.

2017 Annual Report Shaw Communications Inc.	115

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2017 SERP %		2017 ERP %	2016 SERP %		2016 ERP %
Discount rate	3.70		3.70	3.50		3.50
Rate of compensation increase	3.00	(1)	3.00	5.00	(1)	3.00

Benefit cost for the year	2017 SERP %		2017 ERP %	2016 SERP %		2016 ERP %
Discount rate	3.50		3.50	4.10		4.10
Rate of compensation increase	5.00	(1)	3.00	5.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2017 by $86. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $13.

When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the statement of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP $	ERP $	2017 Total $	SERP $	ERP $	2016 Total $
Current service cost	7	4	11	6	3	9
Interest cost	19	–	19	21	–	21
Interest income	(16)	–	(16)	(17)	–	(17)

Pension expense	10	4	14	10	3	13

Registered pension plans

The Company had a number of funded defined benefit pension plans which provided pension benefits to certain unionized and non-unionized employees in the media business. These plans were divested along with the sale of the Media division in April 2016. Benefits under these plans were based on the employees’ length of service and final average salary. These plans were regulated by the Office of the Superintendent of Financial Institutions in accordance with the provisions of the Pension Benefits Standards Act and Regulations. The regulations set out minimum standards for funding the plans.

116	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

2016 $
Accrued benefit obligation, beginning of year	173
Current service cost	3
Interest cost	4
Employee contributions	–
Payment of benefits to employees	(5)
Remeasurements:
Effect of changes in demographic assumptions	–
Effect of changes in financial assumptions	7
Effect of experience adjustments	–
Divestiture of Shaw Media	(182)

Accrued benefit obligation, end of year	–

Fair value of plan assets, beginning of year	172
Employer contributions	6
Employee contributions	–
Interest income	4
Payment of benefit	(5)
Administrative expenses paid from plan assets	(1)
Return on plan assets, excluding interest income	(3)
Divestiture of Shaw Media	(173)

Fair value of plan assets, end of year	–

Accrued benefit liability and plan deficit, end of year	–

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans.

Accrued benefit obligation	2016%
Discount rate	3.86
Rate of compensation increase	3.00

Benefit cost for the year	2016%
Discount rate	3.86
Rate of compensation increase	3.00

The net pension benefit plan expense, which is included in the employee salaries and benefits expense of discontinued operations, is comprised of the following components:

2016 $
Current service cost	3
Interest cost	4
Interest income	(4)
Administrative expenses	1

Pension expense	4

2017 Annual Report Shaw Communications Inc.	117

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Other benefit plans

The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and are funded on a pay-as-you-go basis. The Company had additional plans for media retirees in 2016 that were divested along with the sale of the Media division in April 2016. The table below shows the change in the accrued post-retirement obligation which is recognized in the statement of financial position.

	2017 $	2016 $
Accrued benefit obligation and plan deficit, beginning of year	4	22
Current service cost	–	–
Interest cost	–	1
Payment of benefits to employees	–	–
Remeasurements:
Effect of changes in demographic assumptions	–	–
Effect of changes in financial assumptions	–	1
Effect of experience adjustments	–	–
Divestiture of Shaw Media	–	(20)

Accrued benefit obligation and plan deficit, end of year	4	4

The weighted average duration of the benefit obligation at August 31, 2017 is 19.7 years.

The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $nil (2016 – $1) and is comprised of current service and interest cost.

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2017 were 3.60% and 3.80%, respectively (2016 – 4.20% and 3.60%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2017 by $1.

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2018 are $4.

27.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by Shaw Family Living Trust (“SFLT”) and its subsidiaries. The sole trustee of SFLT is a private company owned by JR Shaw and having a board comprised of seven directors, including JR Shaw as chair, Jim Shaw, Bradley S. Shaw, three other members of his family and one independent director. JR Shaw and members of his family are represented as Directors, Senior Executive and Corporate Officers of the Company.

118	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated or partnerships in Canada with the exception of ViaWest, Inc. which was incorporated in the United States.

	Ownership Interest
	August 31, 2017	August 31, 2016
Shaw Cablesystems Limited	100%	100%
Shaw Cablesystems G.P.	100%	100%
Shaw Cablesystems (VCI) Ltd.	100%	100%
Shaw Envision Inc.	100%	100%
Shaw Telecom Inc.	100%	100%
Shaw Telecom G.P.	100%	100%
Shaw Satellite Services Inc.	100%	100%
Star Choice Television Network Incorporated	100%	100%
Shaw Satellite G.P.	100%	100%
ViaWest, Inc.	–	100%
Freedom Mobile Inc.	100%	100%

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors, and have the authority and responsibility for planning, directing and controlling the activities of the Company.

Compensation

The compensation expense of key management personnel and Board of Directors is as follows:

	2017 $	2016 $
Short-term employee benefits	31	32
Post-employment pension benefits	9	3
Share-based compensation	5	3

	45	38

Transactions

The Company paid $2 (2016 – $2) for collection, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $11 (2016 – $8) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

During the year, network fees of $20 (2016 – $14) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.

At August 31, 2017, the Company had $4 owing in respect of these transactions (2016 – $3).

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

2017 Annual Report Shaw Communications Inc.	119

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Corus

The Company and Corus are subject to common voting control. During the year, network fees of $135 (2016 –$118), advertising fees of $8 (2016 – $1), programming fees of $1 (2016 – $1), and administrative fees of $1 (2016 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $7 (2016 – $7), uplink of television signals for $8 (2016 – $7), and Internet services and lease of circuits for $1 (2016 – $1). At August 31, 2017, the Company had a net of $24 owing in respect of these transactions (2016 – $22).

During 2016, the Company’s sold its wholly owned subsidiary Shaw Media to Corus. The transaction closed on April 1, 2016 (see note 3).

The Company provided Corus with advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $13 (2016 – $13) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2017, the Company had a remaining commitment of $80 in respect of the office space lease which is included in the amounts disclosed in note 25.

Joint arrangement – Shomi

During the year, the Company provided programming content and advertising services of $nil (2016 – $6) and paid $nil (2016 – $11) in subscriber fees. At August 31, 2017, the Company had a net receivable of $nil (2016 – $nil) in respect of these transactions.

28.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and Other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.

120	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	August 31, 2017		August 31, 2016
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Investment in publicly traded company(1)	897	1,109	817	911

Liabilities
Long-term debt(2)	4,300	4,901	5,612	6,252
Contingent liability(3)	–	–	2	2

(1)	Level 1 fair value – determined by quoted market prices.

(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Market risk

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2017, the Company entered into forward contracts to purchase US $112 over a period of 12 months commencing in September 2016 at an average exchange rate of 1.2932 Cdn. At August 31, 2017 the Company had forward contracts to purchase US $182 over a period of 24 months commencing September 2017 at an average exchange rate of 1.3031 Cdn in respect of US dollar commitments.

2017 Annual Report Shaw Communications Inc.	121

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 13.

Interest on the Company’s unsecured banking facility is based on floating rates, while the senior notes are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2017, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Sensitivity analysis

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $17 net of tax (2016 – $11). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

Interest on the Company’s banking facility is based on floating rates. As at August 31, 2017 there is no significant market risk arising from interest rate fluctuations within a reasonably contemplated range from their actual amounts.

At August 31, 2017, a one dollar change in the Company’s Class B Non-Voting Shares would have had an impact on net income of $1 in respect of the Company’s DSU plan.

Credit risk

Accounts receivable in respect of the Consumer, Business Networks Services and Wireless divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2017, the Company had accounts receivable of $286 (August 31, 2016 – $268), net of the allowance for doubtful accounts of $48 (August 31, 2016 – $42). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2017, $94 (August 31, 2016 – $95) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

122	Shaw Communications Inc. 2017 Annual Report

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s undiscounted contractual maturities as at August 31, 2017 are as follows:

	Accounts payable and accrued liabilities(1) $	Other long-term liabilities $	Long-term debt repayable at maturity $	Interest payments $
Within one year	921	–	2	241
1 to 3 years	–	1	1,251	416
3 to 5 years	–	–	801	277
Over 5 years	–	–	2,288	1,768

	921	1	4,342	2,702

(1)	Includes accrued interest and dividends of $224.

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	2017 $	2016 $
Net income from continuing operations	557	487
Adjustments to reconcile net income to funds flow from operations:
Amortization	946	843
Deferred income tax recovery	39	(65)
Share-based compensation	3	3
Defined benefit pension plans	8	(40)
Accretion of long-term liabilities and provisions	(1)	(1)
Equity loss of an associate or joint venture	(73)	61
Provision for investment loss	82	–
Loss on write-down of assets [note 22]	–	16
Loss on write-down of investments [note 22]	–	74
Other	(31)	10

Funds flow from continuing operations	1,530	1,388

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	2017 $	2016 $
Interest paid	271	273
Income taxes paid (net of refunds)	220	242
Interest received	3	2

2017 Annual Report Shaw Communications Inc.	123

Shaw Communications Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2017 and 2016

[all amounts in millions of Canadian dollars except share and per share amounts]

(iii)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2017 $	2016 $
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 19]	198	188

30.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)

to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2017 $	August 31, 2016 $ (restated, note 2)
Cash and cash equivalents	(507)	(405)
Long-term debt repayable at maturity	4,342	5,668
Share capital	4,090	3,799
Contributed surplus	30	42
Retained earnings	2,164	1,908

	10,119	11,012

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2017, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

31.	SUBSEQUENT EVENTS

On September 15, 2017 the Company completed the sale of its group of assets comprising the operations of Shaw Tracking to an external party.

124	Shaw Communications Inc. 2017 Annual Report